Putnam Global Natural Resources Fund, 2/28/13, semi annual report

Because the electronic format for filing Form NSAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

72DD1 (000s omitted)

Class A        2,145
Class B        15
Class C	       17
Class M	       15

72DD2 (000s omitted)

Class R		84
Class Y		113

73A1

Class A		0.166
Class B		0.018
Class C	        0.024
Class M         0.060

73A2

Class R		0.117
Class Y		0.219

74U1 (000s omitted)

Class A		12.577
Class B		802
Class C		698
Class M		238

74U2 (000s omitted)

Class R		701
Class Y		512

74V1

Class A		19.89
Class B		17.80
Class C		18.18
Class M		18.94

74V2

Class R		19.53
Class Y		20.00

Item 60

The fund is currently operating as a diversified fund. In the future, the fund may operate as a non diversified fund to the extent permitted by applicable law. Under current law, shareholder approval would be required before the fund could operate as a non diversified fund.

Item 61

Additional Information About Minimum Required Investment

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semi-monthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.

Item 85B

Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.